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                                    FORM 8-B/A


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


             REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS


  FILED PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                    REAL ESTATE INVESTMENT TRUST OF MARYLAND
             (Exact name of registrant as specified in its charter)


     MARYLAND                                          APPLIED FOR
     (State or other jurisdiction                      (IRS Employer
     of organization)                             Identification Number)


                       12011 SAN VICENTE BLVD., SUITE 707
                            LOS ANGELES, CALIFORNIA                   90049
                    (Address of principal executive offices)     (Zip Code)

                                 --------------

        Securities to be registered pursuant to Section 12(b) of the Act:

SHARES OF BENEFICIAL INTEREST, NO PAR VALUE         NEW YORK STOCK EXCHANGE
-------------------------------------------      -------------------------------
         (Title of class)                          (Name of Exchange on which to
                                                        be Registered)

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE



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ITEM 1.  GENERAL INFORMATION.

  a)  ORGANIZATION

       Real Estate Investment Trust of Maryland, a Maryland real estate investment trust, ("Registrant") was organized under the laws of Maryland on October 10, 1995.

  b)  FISCAL YEAR

       Registrant's fiscal year ends on December 31 of each year.

ITEM 2.  TRANSACTION OF SUCCESSION

  a)  PREDECESSOR

       The predecessor of Registrant will be Real Estate Trust of California, a real estate investment trust organized under the laws of the state of California ("RCT/California"); the Shares of RCT/California are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (Commission File No. 001-09639).

  b)  TRANSACTION

       Reference is made to the description of the "Terms of the Merger" set forth under the caption "The Merger Agreement" in the Joint Proxy Statement and Prospectus, dated as of February 9, 1996. The Joint Proxy Statement and Prospectus, and description of the "Terms of the Merger" contained therein, are each incorporated herein by reference. As is set forth more fully therein, no later than March 29, 1996 (the "Effective Time"), following approval by the shareholders of RCT/California, each issued and outstanding share of beneficial interest in RCT/California will be converted into an equal number of shares of beneficial interest of Registrant.

ITEM 3.  SECURITIES TO BE REGISTERED

     At the Effective Time, Registrant will be authorized to issue 12,000,000 shares of beneficial interest, no par value, of which 9,372,312 shares will be issued and outstanding. No shares of beneficial interest will be issued or held by or for the account of Registrant.

ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The Shares are of one class and are without par value. Each Share has equal dividend and liquidation rights. The number of Shares the Registrant is authorized to issue is 12,000,000. The holders of Shares are entitled to one vote per share, and they vote only upon the following matters; (i) the election of Trustees; (ii) the removal of Trustees; (iii) termination of the Registrant;
(iv) amendment of the Declaration of Trust (other than to effect a split of the outstanding Shares); (v) creation of a corporation to acquire the assets of the Registrant; and (vi) any action taken by the Trustees to merge or consolidate or otherwise amalgamate the Registrant with any other trust or corporation. Any other vote of the shareholders is not binding upon the Trustees. A vote of two-thirds of the shareholders is required to approve an amendment to the Declaration of Trust which would diminish or eliminate the shareholders' voting rights.

     At each election of Trustees, each holder of Shares is entitled to vote the number of Shares held by him or her for as many persons as there are Trustees to be elected or to accumulate his or her votes by giving one candidate as many votes as equal the number of Shares held by him multiplied by the number of Trustees to be elected, or by distributing such votes on the same principle among any number of such candidates. The Declaration of Trust


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provides that one or more Trustees may be removed by the affirmative vote of a majority of the outstanding Shares without regard to the number of Shares voting
against such removal.   With certain exceptions, the Declaration of Trust also
provides that, unless approved by the Trustees, major transactions (including mergers, sale of assets and similar transactions) between the Registrant and any person holding, directly or indirectly, more than 10% of the shares cannot be effected without a vote of two-thirds of the outstanding Shares.

     The Shares have no preference, conversion, exchange, pre-emptive or appraisal rights and are not subject to redemption, assessment or further call.

     The Declaration of Trust provides that shareholders shall not be subject to any personal liability for the acts or obligations of the Registrant and that every written contract made by the Registrant shall contain a provision that such contract is not binding upon any of the shareholders personally. Of the jurisdictions in which the Registrant will own properties, the states of Maryland, California and Arizona, by statute provide limited liability for shareholders of real estate investment trusts; the state of Nevada does not statutorily provide for the limitation of liability for shareholders of real estate investment trusts. With respect to all types of claims in certain jurisdictions, including tort claims and contract claim, unless shareholder liability is disavowed, and with respect to claims for taxes and certain statutory liabilities in other jurisdictions, the shareholders may be held personally liable to the extent that such claims are not satisfied by the Registrant.

     The Declaration of Trust permits the Trustees to prevent or rescind the sale or issuance of Shares to shareholders owning 9.9% or more of the Registrant's outstanding Shares in order to preserve the Trust's status as a "real estate investment trust" under the Internal Revenue Code.

     The Shares are transferable on the books and records of the Registrant in the same manner as shares of a corporation. The Registrant acts as the transfer agent and the registrar for its Shares.

ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS

  (a)  FINANCIAL STATEMENTS

       Inapplicable

  (b)  EXHIBITS

       Exhibits required to be filed by Item 601 of Regulation S-K: Each of the exhibits listed on the exhibits index are incorporated by reference.

                                   SIGNATURES

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  March 6, 1996                   REAL ESTATE INVESTMENT TRUST OF MARYLAND



                                             By:
                                                  ------------------------------
                                                  Jay W. Pauly
                                                  Its Chief Executive Officer


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                                INDEX TO EXHIBITS

EXHIBIT                                                               PAGE (BY SEQUENTIAL
NUMBER         IDENTITY OF EXHIBIT                                    NUMBERING SYSTEM)
------         -------------------                                    -------------------

  2.1 Joint Proxy Statement and Prospectus included in the Registration Statement on Form S-4, and all exhibits incorporated therein, dated February 9, 1996 for the Special Meeting of Shareholders of Real Estate Investment Trust of California, to be held on February 27, 1996. Previously filed with the Securities and Exchange Commission on December 22, 1995 (File No. 33-65365), incorporated by reference herein.

  2.2          Agreement and Plan of Merger, dated October 11, 1995,
               First Amendment to Agreement and Plan of Merger, dated
               December 21, 1995 and Second Amendment to Agreement and Plan of Merger, dated December 29, 1995 among BRE
               Properties, Inc., Real Estate Investment Trust of
               California and Real Estate Investment Trust of Maryland.
               Incorporated herein by reference to Appendix A to the Joint Proxy Statement and Prospectus included in the Registration Statement on Form S-4, dated February 9,
               1996 for the Special Meeting of Shareholders of Real
               Estate Investment Trust of California, to be held on March 12, 1996. Previously filed with the Securities and Exchange Commission on December 22, 1995
               (File No. 33-65365), incorporated by reference herein.

  3.1 Declaration of Trust of Registrant, filed with the State of Maryland State Department of Assessments and Taxation on October 10, 1995.

  3.2          Amendment to Declaration of Trust of Registrant, dated
               October 11, 1995 and filed with the State of Maryland
               State Department of Assessments and Taxation on
               October 25, 1995.

  3.3          Bylaws of Registrant.

  4.1 Article 3 of the Declaration of Trust of Registrant which discusses meetings, voting rights, distributions, reports and non-liability of Shareholders. See Exhibit 3.1 above, incorporated herein by reference.

  4.2 Article III of the Bylaws of Registrant which describes shareholders meeting and voting requirements. See
               Exhibit 3.3 above, incorporated herein by reference.

  10.1         Ground Lease and Option to Purchase dated September 15,
               1980 between Elsinore-Lakeshore, Ltd., and SavOn Drugs, Inc.
               (Previously filed on August 24, 1984 in the Exhibits to RCT/California's Form S-2 (File No. 2-92534) and incorporated by reference herein.)


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10.2           Agreement for the Purchase and Sale of Real
               Property/Ground Lease Back, and Permanent Loan on
               Improvements by and between RCT/California and
               Interstate Consolidated Industries dated as of May 21,
               1985.  (Previously filed on August 24, 1984 in the
               Exhibits to RCT/California's Form S-2 (File No. 2-92534)
               and incorporated by reference herein.)

  10.4         Real Estate Investment Trust of California 1991 Stock
               Option Plan.  (Previously filed on March 6, 1991 as
               Appendix B to the RCT/California's Proxy Materials
               (File No. 1-9639 and incorporated by reference herein.)

  10.5         Line of Credit Agreement between Real Estate Investment
               Trust of California and Sanwa Bank California dated as of June 21, 1991 filed in the Exhibits to RCT/California's
               Annual Report on Form 10-K (File No. 0-8668) for the year ended December 31, 1992 and incorporated by reference herein.

  10.6 Loan Agreement between The Prudential Insurance Company of America and Real Estate Investment Trust of California dated as of January 31, 1994 filed in the Exhibits to RCT/California's Annual Report on Form 10-K (File No. 0-8668) for the year ended December 31, 1993 and incorporated by reference herein.

  10.7         Extension Agreement to Line of Credit Agreement between
               Real Estate Investment Trust of California and Sanwa Bank
               California dated as of June 21, 1991 filed in the Exhibits to RCT/California's Annual Report on Form 10-K/A
               (File No. 1-9639) for the year ended December 31, 1994 and incorporated by reference herein.

  10.8 Employment agreement between Real Estate Investment Trust of California and Jay W. Pauly dated as of June 1, 1993 filed in the Exhibits to RCT/California's Annual Report on Form 10-K/A (File No. 1-9639) for the year ended December 31,
               1994 and incorporated by reference herein.

  10.9         Employment agreement between Real Estate Investment Trust of
               California and LeRoy E. Carlson dated as of October 1, 1990 filed in the Exhibits to RCT/California's Annual Report on Form 10-K/A (File No. 1-9639) for the year ended December 31,
               1994 and incorporated by reference herein.

  10.10 Employment agreement between Real Estate Investment Trust of California and John H. Nunn dated as of October 1, 1990 filed in the Exhibits to RCT/California's Annual Report on Form 10-K/A (File No. 1-9639) for the year ended December 31,
               1994 and incorporated by reference herein.


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  13.1         Registrant's 1994 Annual Report to Shareholders filed
               in Exhibits to RCT/California's Annual Report on
               Form 10-K/A (File No. 1-9639) for the year ended
               December 31, 1994 and incorporated by reference herein.

  23.1 Independent Auditor's Report on Consolidated Schedule of Investments in Rental Properties and Accumulated
               Depreciation and Consolidation Schedule of Notes
               Receivable Secured by Real Properties filed in the Exhibits to RCT/California's Annual Report on Form 10-K/A
               (File No. 1-9639) for the year ended December 31, 1994 and incorporated by reference herein.
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